November 28, 2006

Mr. John Canarella

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Sara Lee Corporation

Form 10-K for Fiscal Year Ended July 1, 2006

File No. 001-03344

Dear Mr. Canarella

This correspondence is intended to provide additional information in support of the Corporation’s recognition of the purchase and retirement of its common stock. The staff’s original comment and the additional information are set out below.

Consolidated Statement of Stockholders’ Equity, page 46

Comment 2 - We note that you purchased and retired shares of your common stock during the three years ended July 1, 2006 as well as in certain prior periods. It would appear that you have allocated the excess of the purchase price over par value to capital surplus in a manner that differs from the guidance prescribed by paragraph 12 (a) of APB 6. Please revise your presentation or tell us the basis for your accounting treatment. Finally, please tell us if there are any restrictions on dividends paid to shareholders relative to the amounts reported in retained earnings.

Response 2 - The corporation is incorporated in Maryland and under the law of that state all shares repurchased are considered retired (i.e. the repurchased shares become authorized but unissued shares). Maryland law does not have treasury shares. When the corporation repurchases shares, the excess of the purchase price of the repurchased shares over par value is used to reduce additional paid-in capital. If the balance in additional paid-in capital is exhausted, any additional amount is recognized as a reduction in retained earnings. The corporation believes that this is in accordance with generally accepted accounting principles for the following reasons:

Topic C23 section 102 of the FASB’s current text addresses the accounting for the retirement of an enterprise’s capital stock. This section is set out below:

If an enterprise’s [ capital] stock is retired or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws):

a. An excess of purchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. The portion of the excess allocated to additional paid-in capital shall be limited to the sum of (1) all additional paid-in capital arising from previous retirements and net “gains” on sales of treasury stock of the same issue and (2) the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, etc., on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that an enterprise can always capitalize or allocate retained earnings for such purposes [APB6, ¶12(a)] or may be reflected [entirely as a deduction from] additional paid-in capital. [ARB43, ch1B, ¶7]

b. An excess of par or stated value over purchase price shall be credited to additional paid-in capital. [APB6, ¶12(a)]

ARB 43 taken together with APB 6 allows for a company to select from one of several alternatives in the recognition of transactions in which the purchase price of retired shares exceeds their par value. In amending ARB 43, APB 6 indicates that the accounting practices set out in Chapter 1B continue to be acceptable. We agree that when a corporation’s policy is to allocate the difference between the purchase price and par value to additional paid-in capital and retained earnings it must follow the allocation methodology set out above. However, the language above is clear in allowing the corporation to recognize the entire excess of the purchase price over the par value in additional paid-in capital and this has been the corporation’s policy. The corporation, however, does not believe that additional paid-in capital can be a negative amount and when the additional paid-in capital is reduced to zero any additional amounts are recognized in retained earnings. While this specific situation may not have been contemplated when ARB 43 or APB 6 were issued, the corporation believes that this treatment is appropriate. In future filings, the corporation will disclose its policy for the recognition of transactions involving the retirement of shares.

As indicated in our original response there are no restrictions on dividends paid to shareholders relative to amounts recorded in retained earnings.

After you have had an opportunity to review the attached please do not hesitate to contact me with any questions or further comments you may have. My phone number is (312) 558-8626, and my fax number is (312) 419-3201. I can also be contacted via e-mail at wszypulski@saralee.com.

Sincerely,

Wayne R. Szypulski

Senior Vice President, Controller and

Chief Accounting Officer

Theo DeKool

Helen Kaminski

(Sara Lee Corporation)

Mark F. Matthews

(PricewaterhouseCoopers LLP)